Exhibit 99.1

FOR RELEASE August 13, 2018

China Biologic Names Bing Li as New CEO

BEIJING, China — August 13, 2018 — China Biologic Products Holdings, Inc. (NASDAQ: CBPO) (“China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that the Company’s Board of Directors (the “Board”) has appointed Dr. Bing Li as the Chief Executive Officer of the Company, effective August 13, 2018. By assuming the CEO position, Dr. Li has moved from an independent director to an executive director of the Board. Mr. Zhijun Tong, the former acting CEO, will continue to serve as an executive director of the Board and President of the Company.

Mr. David Hui Li, Chairman of China Biologic, stated, “I am very pleased that Dr. Li has agreed to take the position of Chief Executive Officer. I believe, with his extensive expertise in the pharmaceutical industry and solid understanding of the industry and the Company, Dr. Li is well qualified for the task to execute the Board’s recent strategy to rejuvenate the Company, to strengthen the Company’s market positioning and to transform it into a next-generation global biopharmaceutical company. Additionally, I want to personally thank Mr. Tong for his leadership over the last month by assuming the acting CEO position, and I look forward to his continuing leadership and contribution as the President of the Company.”

“I am deeply honored by the confidence and trust that the Board of Directors has placed in me,” said Dr. Bing Li, the newly elected CEO of China Biologic. “I appreciate the opportunities provided to take China Biologic to the next level, and I am thrilled by the substantial growth potential ahead of us. I am looking forward to working with the management, employees and partners of the Company to redevelop and execute our growth strategy, to enhance the long-term shareholder value.”

Dr. Bing Li has been a member of the Board of China Biologic since July 25, 2018 and previously served on the Board of the Company from February 2011 to May 2014. Dr. Li served as a managing director of Fosun Group, a China-based international conglomerate and investment company, from March 2016 to December 2017, and a vice president of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a Chinese pharmaceutical company, from May 2014 to February 2016. Prior to that, Dr. Li served as an executive director of Warburg Pincus, an American private equity firm, from June 2010 to May 2014, and as a general manager of the Enterprise Business and Business Development division in China and Hong Kong at GlaxoSmithKline, a global pharmaceutical company, from August 2006 to June 2010. From 1999 to 2006, Dr. Li held multiple roles in Eli Lilly and Company, a global pharmaceutical company. Dr. Li received a B.S. in Biophysics from Fudan University, a Ph.D. in Cell and Molecular Biology from University of Rochester, and a MBA and MEM from Northwestern University.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, those risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com